SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
File No. 813-00387
LSREF V Investments, L.P.
HudCo Real Estate V, L.P.
HudCo Real Estate V (Bermuda), L.P.
HudCo Real Estate V (Europe I), L.P.
HudCo Real Estate V (Europe II), L.P.
HudCo GenPar RE V, LLC
HudCo GenPar RE V (Europe I), LLC
HH GenPar RE V (Europe II), LLC
Hudson Advisors L.P.
 Lone Star Global Acquisitions, Ltd.
(Name of Applicants)
2711 N. Haskell Avenue
Suite 1800
 Dallas, TX 75204

2711 N. Haskell Avenue
Suite 1700
Dallas, TX 75204
(Address of principal offices of Applicants)

AMENDMENT NO. 1 TO APPLICATION PURSUANT TO SECTIONS 6(b)
AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER EXEMPTING APPLICANTS FROM
CERTAIN PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:
William D. Young 2711 N. Haskell Avenue Suite 1800 Dallas, TX 75204 2711 N. Haskell Avenue Suite 1700 Dallas, TX 75204	George Zornada Pablo Man K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111

The Application consists of 54 pages, including exhibits.

TABLE OF CONTENTS
Page
I.	Summary		3

II.	Statement of Facts		5

	A.	The Advisers and the Partnerships	5

	B.	Eligible Employees and Qualified Participants	6

	C.	Structure of the Partnerships	9

	D.	Management	13

	E.	Investments	14

	F.	Distributions	16

	G.	Reports and Accounting	17

	H.	Partnership Term and Dissolution	17

III.	Request for Relief and Legal Analysis		17

	A.	Status as Employees’ Securities Companies	17

	B.	Community of Interests	18

	C.	Burdens of Compliance	19

	D.	Specific Relief	19

IV.	Applicants' Conditions		26

V.	Procedural Matters		28

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

x

In the Matter of

LSREF V Investments, L.P.

2711 N. Haskell Avenue
Suite 1800
 Dallas, TX 75204

and

HudCo Real Estate V, L.P.
HudCo Real Estate V (Bermuda), L.P.
HudCo Real Estate V (Europe I), L.P.
HudCo Real Estate V (Europe II), L.P.
HudCo GenPar RE V, LLC
HudCo GenPar RE V (Europe I), LLC
HH GenPar RE V (Europe II), LLC
Hudson Advisors L.P.

2711 N. Haskell Avenue
Suite 1800
 Dallas, TX 75204

Lone Star Global Acquisitions, Ltd.

2711 N. Haskell Avenue
Suite 1700
 Dallas, TX 75204

File No. 813-00387

: : : : : : : : : : : : : : : : : : : : : : : : : : : : x	Amendment No. 1 to Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicants from Certain Provisions of that Act
I.	Summary
Hudson Advisors L.P. (“Hudson”) and Lone Star Global Acquisitions, Ltd. (“LSGA”), “affiliated companies,” as defined in Section 2(a)(2) of the 1940 Act, and “affiliated persons,” as defined in Section 2(a)(3) of the 1940 Act (Hudson and LSGA, along with their affiliated persons, collectively the “Advisers”), have organized, and may in the future organize, limited partnerships, limited liability companies, business trusts or other entities as “employees’ securities companies” as defined in Section 2(a)(13) of the Investment Company Act of 1940, as amended (the “1940 Act”) (such entities, “Partnerships”). A Partnership may serve as the master fund of one or more other Partnerships (such entities, “Master Partnerships”).  LSREF V Investments, L.P., HudCo Real Estate V, L.P., HudCo Real Estate V (Bermuda), L.P., HudCo Real Estate V (Europe I), L.P., and HudCo Real Estate V (Europe II), L.P. are the initial Partnerships.  HudCo GenPar RE V, LLC is the general partner of LSREF V Investments, L.P., HudCo Real Estate V, L.P. and HudCo Real Estate V (Bermuda), L.P.; HudCo GenPar RE V (Europe I), LLC is the general partner of HudCo Real Estate V (Europe I), L.P.; and HH GenPar RE V (Europe II), LLC is the general partner of HudCo Real Estate V (Europe II), L.P. LSREF V Investments, L.P. is the initial Master Partnership.
Hudson, LSGA, LSREF V Investments, L.P., HudCo Real Estate V, L.P., HudCo Real Estate V (Bermuda), L.P., HudCo Real Estate V (Europe I), L.P., HudCo Real Estate V (Europe II), L.P., HudCo GenPar RE V, LLC, HudCo GenPar RE V (Europe I), LLC, and HH GenPar RE V (Europe II), LLC (collectively, the “Applicants”) hereby request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(b) and 6(e) of the 1940 Act exempting the Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”).  With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this application (the “Application”).  No form having been prescribed by the Commission, the Applicants proceed under Rule 0-2 under the 1940 Act.  Such order, if granted, shall be referred to herein as the “Order”.
The Applicants state that any Partnerships offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.
The Partnerships will be established for Eligible Employees (defined below) of the Advisers as part of a program designed to create investment opportunities that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of high caliber professionals.  Each Partnership will have a general partner, managing member or other such similar entity (a “General Partner”) that manages, operates and controls such Partnership.  The Advisers will control each Partnership within the meaning of Section 2(a)(9) of the 1940 Act. Eligible Employees given the opportunity to invest in the Partnerships will include Adviser employees who are engaged in various aspects of the investment management or related financial services businesses, or in administrative, financial, accounting, legal, marketing or operational activities related to such businesses.  Eligible Employees and certain of their family members will be individuals who (i) satisfy certain financial and sophistication standards and will not need the protection of the regulatory safeguards intended to protect the public, and (ii) will be accredited investors (“Accredited Investors”) under Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the Securities Act of 1933 (the “1933 Act”), except that a limited number of Eligible Employees who invest in a Partnership (not to exceed 35) may not be Accredited Investors.
All potential investors in a Partnership (the “Limited Partners”) will be informed that, among other things, (i) interests in the Partnerships (“Interests”) will be sold in transactions exempt under Section 4(a)(2) of the 1933 Act (“Section 4(a)(2)”), or Regulation D or Regulation S promulgated thereunder and thus offered without registration under, and without the protections afforded by the 1933 Act, and (ii) the Partnerships will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.  Interests in a Partnership may be issued in one or more series, each of which corresponds to particular Partnership investments (each, a “Series”).  Each Series will be an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.
The Applicants believe that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of the Limited Partners, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.
II.	Statement of Facts
A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:
A. The Advisers and the Partnerships
The initial Master Partnership, LSREF V Investments, L.P., is a Bermuda exempted limited partnership established on February 17, 2016.  HudCo GenPar RE V, LLC is its general partner and Hudson serves as its investment adviser.
HudCo Real Estate V, L.P., a Delaware limited partnership, was established on February 23, 2016.  HudCo GenPar RE V, LLC is its general partner and Hudson serves as its investment adviser.
HudCo Real Estate V (Bermuda), L.P., a Bermuda exempted limited partnership, was established on February 17, 2016.  HudCo GenPar RE V, LLC is its general partner and Hudson serves as its investment adviser.
HudCo Real Estate V (Europe I), L.P., a Bermuda exempted limited partnership, was established on February 17, 2016.  HudCo GenPar RE V (Europe I), LLC is its general partner and Hudson serves as its investment adviser.
HudCo Real Estate V (Europe II), L.P., a Delaware limited partnership, was established on September 8, 2016. HH GenPar RE V (Europe II), LLC is its general partner and Hudson serves as its investment adviser.
The Advisers provide certain investment advisory and related services to a family of closed-end, privately-offered funds (the “Funds”), which invest globally in a broad range of real estate, equity, credit and other financial assets.  As of December 31, 2016, Hudson and LSGA manage approximately $48 billion in assets and unfunded commitments of the Funds.
The Advisers have formed and intend to form Partnerships to enable Eligible Employees (and their related Qualified Participants, in each case, as defined below) to pool their investment resources in order to co-invest with the Funds in their investments. When a new Fund is formed, the Advisers will also form one or more new Partnerships to co-invest in each of that Fund’s investments. The Partnerships are established to promote interest alignment between the Eligible Employees and the limited partners of the Funds. These Eligible Employees will have the opportunity to receive the benefit of certain investment opportunities that come to the Advisers’ attention without the necessity of having each investor identify the opportunities and analyze their investment merit.  Depending on the objectives of a particular Partnership, the pooling of resources may afford the participants diversification of investments and participation in investments that usually would not be available to them as individual investors.  Each Partnership and Series will comply with the terms and conditions of this Application.
A Partnership will be structured as a limited partnership, limited liability company, business trust or other entity.  A Partnership may be organized inside the United States (under the laws of Delaware, or another state) or in a jurisdiction outside the United States.  A Partnership may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal, accounting and/or regulatory considerations applicable to certain Eligible Employees in other jurisdictions or the nature of the investment program and may serve as a master fund for other Partnerships.  The investment objectives and policies of the Partnerships may vary from Partnership to Partnership.  A Partnership will operate in accordance with its limited partnership agreement or other organizational documents (each, a “Partnership Agreement”).  Each Partnership will operate as a closed-end management investment company, and a particular Partnership may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act.
An Adviser entity may be a General Partner of a Partnership.  A General Partner will be structured as a limited partnership, limited liability company or other type of entity organized in the United States (under the laws of Delaware, or another state) or in jurisdictions outside the United States.  The duties and responsibilities of a General Partner with respect to a Partnership will be set forth in the applicable Partnership Agreement.  If a limited liability company structure is used for a Partnership, generally none of the members of the limited liability company would be liable to third parties for the obligations of the Partnership.
The General Partner or another Adviser entity will serve as investment adviser (“Investment Adviser”) to a Partnership.  The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), if required under applicable law.  The determination as to whether a General Partner or other investment adviser to a Partnership is required to register under the Advisers Act will be made by the Advisers; no relief in respect of such determination is requested herein.  Each Investment Adviser to a Partnership shall comply with the standards prescribed in Sections 9, 36 and 37 of the 1940 Act.  The Applicants represent and concede that the Investment Adviser in managing a Partnership is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.
B. Eligible Employees and Qualified Participants

Interests in a Partnership will be offered without registration in a transaction exempt under Section 4(a)(2), or Regulation D or Regulation S1 promulgated thereunder, and will be sold only to:  (i) Eligible Employees; (ii) at the request of Eligible Employees and the discretion of the General Partner, to Qualified Participants of such Eligible Employees or (iii) to Adviser entities.
In order to qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee, officer or director or current Consultant (as defined below) of the Advisers and (ii) except for certain individuals who meet the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if the Partnerships were “Covered Companies” within the meaning of the rule and a limited number of other employees of the Advisers2 (collectively, “Non-Accredited Investors”), meet the standards of an “accredited investor” under Rule 501(a)(5) or (a)(6) of Regulation D, or (b) an entity must (i) be a current Consultant of the Advisers and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D.  A Partnership may not have more than 35 Non-Accredited Investors.
At the request of an Eligible Employee and the discretion of the General Partner, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee.  In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Eligible Investment Vehicle (in each case as defined below), respectively, of an Eligible Employee and (ii) if purchasing an Interest from a Partnership, except as discussed below, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D.  An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships.  An “Eligible Investment Vehicle” is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (b) a partnership, corporation or other entity controlled by an Eligible Employee,3 or (c) a trust or other entity established solely for the benefit of an Eligible Employee and/or one or more Eligible Family
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1 The Applicants may rely on Regulation S to offer Interests in a Partnership to Adviser entities, Eligible Employees and their Qualified Participants who are based outside of the United States and are not U.S. Persons in order to create investment opportunities for such persons.  The Applicants may also offer Interests to such persons in reliance on Regulation D.  Any such persons will be required to meet the eligibility criteria described herein in order to participate in a Partnership.
2 Such employees must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest his or her own funds in the Partnership if, at the time of the employee’s investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership.  In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.
3The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of “Eligible Investment Vehicle” is intended to enable Eligible Employees to make investments in the Partnerships through personal investment vehicles for the purpose of personal and family investment and estate planning objectives.  Accordingly, there is a close nexus between the Advisers and the investment vehicle through the individual who controls the vehicle.

Members of an Eligible Employee.  An Eligible Employee or Eligible Family Member may purchase an Interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an accredited investor, as defined in Rule 501(a) of Regulation D under the 1933 Act, or (ii) the applicable Eligible Employee or Eligible Family Member is a settlor and principal investment decision-maker with respect to the investment vehicle.  If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other Eligible Employees and/or Eligible Family Members, and contributed funds to such vehicle.  Eligible Investment Vehicles that are not accredited investors will be counted in accordance with Regulation D toward the 35 Non-Accredited Investors limit discussed above.
Because of the requirements described above, Interests in each Partnership will be held by persons and entities with a close nexus to the Advisers through employment (or other ongoing relationship in the case of Consultants (as described below)) and/or family ties.  However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below with respect to Consultants and Eligible Employees under “Structure of the Partnerships.”4  The General Partner will have the absolute right to purchase any Interest for its fair value if the General Partner determines in good faith that any participant’s continued ownership of such Interest in a Partnership jeopardizes such Partnership’s status as an “employees’ securities company” under the 1940 Act.
It is anticipated that, at the sole discretion of the General Partner, current consultants or business or legal advisors of the Advisers may be offered the opportunity to participate in the Partnerships.  The Advisers believe that persons or entities whom the Advisers have engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to the Advisers (“Consultants”) share a community of interest with the Advisers and the Advisers’ employees.  In order to participate in a Partnership, Consultants must be currently engaged by the Advisers and will be required to be sophisticated investors who qualify as accredited investors under Rule 501(a) of Regulation D.  If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant and will be required to qualify as Accredited Investors.  In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to Eligible Employees who are employees, officers or directors of the Advisers and who have an interest in maintaining an ongoing relationship with the Advisers.  Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and/or the directors and officers of the Advisers, as applicable, responsible for making investments for the Partnerships similar to the access afforded
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4 As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by current and former employees, officers and directors of the Advisers and their Qualified Participants.

Eligible Employees who are employees, officers or directors of the Advisers.  Accordingly, there will be a close nexus between the Advisers and such entities.

The limitations on the class of persons who may subscribe for, acquire or hold Interests, in conjunction with other characteristics of the Partnerships, will qualify each Partnership and Series as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.5
Investing in the Partnerships will be voluntary on the part of Eligible Employees and Qualified Participants.  No sales load or similar fee of any kind will be charged in connection with the sale of Interests.  Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto.  Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public.
Prior to offering Interests to an Eligible Employee or an Eligible Family Member, a General Partner must reasonably believe that each Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participating in a Partnership and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investment in a Partnership.  The General Partner may impose more restrictive suitability standards in its sole discretion.
C. Structure of the Partnerships
The management of each Partnership will be vested in its General Partner.  All Partnerships will have only Eligible Employees and/or Qualified Participants as Limited Partners, may have minimum capital commitments and will have restrictions with respect to transferability of Interests.
While the terms of a Partnership will be determined by the Advisers in their discretion, these terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, to such Qualified Participant, at the time such Eligible Employee or Qualified Participant is invited to participate in the Partnership.  Among other things, each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, such Qualified Participant, will be furnished with offering materials, including a
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5 Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as “any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.”

copy of the applicable Partnership Agreement for the relevant Partnership, which will set forth at a minimum the following terms of the proposed investment program, if applicable:
1. whether the Advisers will make a co-investment in the same investments as the Partnership, and the terms generally applicable to the Partnership’s investment as compared to those of the Advisers’ investment;
2. the maximum amount of capital contributions that a participant will be required to make to the Partnership during the term of the relevant investment program, or the manner in which such amount will be determined, and the manner in which the capital contributions will be applied towards investments made, and expenses incurred, by the Partnership;
3. whether the General Partner or an Adviser entity will offer to make any loans to a participant to purchase the Interest in the Partnership and, if so, the terms of such loans6;
4. whether the General Partner, the Advisers or any employees of the General Partner or the Advisers will be entitled to receive any compensation from, or a performance-based fee (such as a “Carried Interest”)7 based on the gains and losses of, the Partnership’s investment program or of the Partnership’s investment portfolio and, if so, the terms of such compensation or performance-based fee;
5. whether the General Partner or an Adviser entity will acquire a senior or preferred limited partner interest or other senior equity interest in the Partnership or will make any capital contributions or loans to the Partnership and, if so, the terms applicable to the General Partner’s or the Adviser entity’s investment in the Partnership or its extension of credit to the Partnership, provided that the applicable rate will be no less favorable than the rate obtainable in an arm’s-length transaction; any indebtedness of the Partnership, other than indebtedness incurred specifically on behalf of a Limited Partner where the Limited Partner has agreed to guarantee the loan or to act as co-obligor on the loan, will be the debt of the Partnership and without recourse to the Limited Partners; and whether the Partnership may borrow from an unaffiliated third party8;
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6 A participant will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of a Partnership (other than short term paper).
7 A “Carried Interest” is an allocation to the General Partner, a Limited Partner or an Investment Adviser to a Partnership based on net gains in addition to the amount allocable to any such entity in proportion to its capital contributions.  A General Partner, Limited Partner or an Investment Adviser that is registered as an investment adviser under the Advisers Act may charge a carried interest only if permitted by Rule 205-3 under the Advisers Act.  If the General Partner, Limited Partner or an Investment Adviser is not registered under the Advisers Act, any allocation of carried interest will comply with Section 205(b)(3) of the Advisers Act (with such Partnership treated as though it were a business development company solely for the purpose of that section).  In addition, a Partnership may invest in other private capital partnerships that themselves are charged a fee meeting the requirements of Rule 205-3 under the Advisers Act.  Limited Partners in such Partnerships will receive disclosure of the consequences and costs associated with such arrangements.
8 A Partnership may, subject to the terms and conditions set out herein, make investments in issuers that are portfolio companies of Funds managed by the Advisers, and such investments may take the form of loans.  However, a Partnership will not make any loans to the Advisers, their subsidiaries or any entity that controls the Advisers.  The

6. the consequences to a Limited Partner who defaults on such Limited Partner’s obligation to fund required capital contributions to the Partnership (including whether such defaulting person’s Interest in existing and future investments will be affected and, if so, the nature of such effects), provided that the General Partner will not require the forfeiture by the defaulting person of a portion of such person’s capital account if the General Partner determines that the defaulting person at the time of default is suffering from, or will suffer, severe hardship as a result of such forfeiture;
7. whether any vesting provisions will apply to a Limited Partner’s Interest and, if so, the terms of such vesting provisions;
8. whether a Limited Partner’s Interests are subject to forfeiture upon termination of the relationship of the Limited Partner (or relevant Eligible Employee) to the Advisers or the employment of the Limited Partner (or relevant Eligible Employee) by a competitor to the Advisers or otherwise and, if such forfeiture provisions exist, the terms of the repurchase or cancellation of the Limited Partner’s Interests; and
9. the term and dissolution of the Partnership (including that the Partnership may be dissolved prior to the expiration of its term upon the occurrence of specified events).
An Adviser entity may purchase Interests in a Partnership that it may award to Eligible Employees as bonuses or similar compensation.  Interests so acquired by an Adviser entity will be acquired from the Partnership at the same time and the same price as Interests purchased by the Limited Partners and will be voted in proportion to the votes of the other Limited Partners, if applicable.  The Adviser entity may award these Interests at any time during the life of the Partnership to Eligible Employees as bonus or similar compensation.  The sale or award of these Interests by the Advisers will have no dilutive effect upon the Interests of already existing Limited Partners because the Interests will have already been issued and sold at the closing of the Partnership.  Interests awarded as bonus or similar compensation may be subject to vesting arrangements to be determined by the Advisers.
Eligible Employees may be offered the opportunity to participate in a Partnership through deferred or bonus compensation programs pursuant to which they will be granted awards of (i) Interests in a Partnership or (ii) economic interests substantially similar to those which would be achieved by direct investments in a Partnership of the deferred or bonus amounts.  The deferred compensation plans and/or an Eligible Employee’s interest in such plans, if applicable:  (i) will be subject to the applicable terms and conditions of the Application,9 (ii) will only be offered to Eligible Employees who are current employees, officers, directors or Consultants of
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Partnership will not borrow from any person if the borrowing would cause the Partnership not to be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.
9 For purposes of this Application, if applicable, a Partnership will be deemed to be formed with respect to each deferred compensation plan and each reference to “Partnership,” “capital contribution,” “General Partner,” “Limited Partner” and “Interest” in this Application will be deemed to refer to the deferred compensation plan, the notional capital contribution to the deferred compensation plan, the Advisers, a participant of the deferred compensation plan and participation rights in the deferred compensation plan, respectively.

the Advisers, (iii) will have restrictions on transferability, including prohibitions on assignment or transfer except in the event of the Eligible Employee’s death or as otherwise required by law or the Partnership Agreement, and (iv) will provide information to participants equivalent to that provided to investors and prospective investors in the corresponding Partnership, including, without limitation, disclosure documents and audited financial information.
The purchase price for an Interest may be payable in full upon subscription or in installments as determined by the General Partner. Eligible Employees may be offered the opportunity to acquire Interests pursuant to the arranging of recourse and non-recourse loans having terms as determined by the General Partner.10 A Partnership may permit capital contributions to be payable in a manner that varies from other Partnerships, including payment through capital calls. The General Partner may defer all or a portion of a scheduled installment payment on prior written notice to the Limited Partners. Upon prior written notice, the General Partner may require payment of all or any part of a deferred payment. The General Partner may determine that all or a portion of the amounts deferred will not be needed to fund Partnership investments. If this determination is made, the General Partner may elect to cancel irrevocably the outstanding obligation of Limited Partners to pay all or a portion of the amounts deferred.
A General Partner may have the right to repurchase or cancel the Interest of (i) an Eligible Employee who ceases to be an employee, officer, director or current Consultant of any Adviser entity for any reason or (ii) any Qualified Participant of any person described in clause (i).  The Partnership Agreement or private placement memorandum for each Partnership will describe, if applicable, the amount that a Limited Partner would receive upon repurchase, cancellation or forfeiture of its Interest.  If a General Partner were to exercise such a right to repurchase or cancel such an Interest, a Limited Partner would receive upon repurchase, cancellation or forfeiture of its Interest, at a minimum, the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interest, plus interest, less any distributions, and (ii) the fair market value of the Interest determined at the time of the repurchase or cancellation as determined in good faith by the General Partner.
Interests in each Partnership will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Partnership as a Limited Partner unless such person is (i) an Eligible Employee, (ii) a Qualified Participant or (iii) an Adviser entity.  Consequently, the limitations on the transferability of Interests in the Partnership ensure that the community of interest among the participants will continue through the life of the Partnership.
The Partnership will retain the right to require the payment of any unfunded capital contributions from the Limited Partners for any appropriate Partnership purpose, including the payment of Partnership indebtedness, and may be permitted to assign this right to any lender to the Partnership.
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10 In no case will a loan to a prospective Limited Partner be extended or arranged if prohibited by law, including the Sarbanes Oxley Act of 2002.  If an Adviser entity extends a loan to a Limited Partner, the loan will be made at an interest rate no less favorable to the Limited Partner than that which could be obtained on an arm’s length basis.

Each private placement memorandum or Partnership Agreement of a Partnership will describe the consequences, if any, for a Limited Partner’s Interest in the event of termination of the Limited Partner’s (or relevant Eligible Employee’s) employment or role as a Consultant with the Advisers, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, permanent disability, retirement or otherwise, such as whether an Adviser entity will be required to or will have the option to acquire all or part of the Limited Partner’s Interest.  If an Adviser entity acquires a Limited Partner’s Interest as a consequence of such a circumstance, such Limited Partner would receive the amount set forth in the Partnership Agreement.  Once a Consultant’s ongoing relationship with an Adviser entity is terminated:  (i) such Consultant and its Qualified Participants, if any, will not be permitted to contribute any additional capital to a Partnership for new Partnership investments (provided; however, that obligations to fund capital for any Interests that are retained by such persons will  not be deemed a contribution of additional capital for purposes hereof); and (ii) the existing Interests of such Consultant and its Qualified Participants, if any, as of the date of such termination will (A) to the extent the governing documents of a Partnership provide for periodic redemptions in the ordinary course, be redeemed as of the next regularly scheduled redemption date and (B) to the extent the governing documents of a Partnership do not provide for such periodic redemptions (e.g. as a result of the vehicle primarily investing in illiquid investments), be retained.  The amount to be received by the Limited Partner will be subject to any applicable vesting schedule or forfeiture provisions, and to the extent there is an oversubscription for a regularly scheduled redemption, existing Interests of the Limited Partner will be redeemed on a pro rata basis with all other Limited Partners who have made a request, in accordance with the governing documents, to be redeemed as of that redemption date and any subsequent regularly scheduled redemption date until all of such Limited Partner’s existing Interests are redeemed.  Even if part of a Limited Partner’s Interest is acquired or canceled by the Advisers, the Limited Partner may still be required to make additional capital contributions for the payment of the Management Fee or other expenses relating to Partnership investments in which the Limited Partner retains an interest.
D. Management
The General Partner of a Partnership will be responsible for the overall management of such Partnership and will have the authority to make all decisions regarding the management, control, and direction of the Partnership and its operations, business, and affairs.  However, the General Partner may be permitted to enter into contracts or agreements to delegate certain of its responsibilities regarding the acquisition, management and disposition of Partnership investments to an Investment Adviser, provided that the ultimate responsibility for, and control of, the Partnership, remain with the applicable General Partner.  A General Partner’s investment decisions for a Partnership may be subject to the approval of an investment committee, comprising senior officers of the Advisers, but an Adviser entity will be ultimately responsible for the affairs and investments of such Partnership.  If a General Partner determines that a Partnership should enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment.  Where the General Partner has appointed a separate Investment Adviser, the Applicants anticipate that the General Partner will, in most cases, exercise its authority only after receiving a recommendation from the Investment Adviser as to the matter to be acted upon.  A

General Partner may also delegate administrative responsibilities for a Partnership to an Adviser entity.
To the extent authorized by its governing documents, an Investment Adviser may be paid a management fee (“Management Fee”) for its services to a Partnership, which fee will generally be determined as a percentage of the capital commitments or assets under management (appreciated capital commitments) of the Limited Partners.  To the extent authorized by governing documents, a General Partner or Investment Adviser may receive a Carried Interest based on the net gains of the Partnership’s investments, in addition to any amount allocable to the General Partner’s or Investment Adviser’s capital contribution.  All or a portion of the Carried Interest may be paid to individuals who are officers, employees or stockholders of the General Partner or Investment Adviser or their “affiliated persons,” as defined in Section 2(a)(3) of the 1940 Act.  Certain of the Partnerships may not pay a Carried Interest or a Management Fee, but may pay a fee for administrative services to an Adviser entity.
If an Unaffiliated Subadviser is entitled to receive a Carried Interest, it may also act as an additional General Partner of a Partnership solely in order to address certain tax issues relating to the Carried Interest.  In all such instances, however, an Adviser entity will also be a General Partner of the Partnership and will have exclusive responsibility for making the determinations required to be made by a General Partner under this Application.  No Unaffiliated Subadviser will beneficially own any outstanding securities of a Partnership.
Expenses that may be charged by the General Partner or the Investment Adviser to the Partnership could include legal and accounting fees, organizational expenses, administrative expenses and other operating expenses (including the Partnership’s pro rata share of expenses incurred by the General Partner, the Investment Adviser or the Funds in connection with potential investments).  Where a Partnership is formed to invest concurrently with Third Party Funds (defined below), organizational expenses may include such Partnership’s pro rata share of organizational expenses attributable to such Third Party Funds.  The Advisers reserve the right to pay for organizational expenses with respect to a Partnership.
Changes recommended by tax counsel to the Partnerships may be made to the structure of the General Partners and the General Partners’ contribution to the Partnerships, if any, so as not to impair the tax status of the Partnerships.
The Applicants represent and concede that each General Partner and Investment Adviser managing a Partnership is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.  In addition, without limiting any recordkeeping requirement imposed by the Advisers Act, a Partnership and its General Partner and Investment Adviser will maintain and preserve such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners or that are necessary or appropriate to record transactions with the Partnership.  All such records will be subject to examination by the Commission staff.
E. Investments

Each of the Partnerships will operate as a diversified or non-diversified closed-end investment company of the management type within the meaning of the 1940 Act; provided, that the governing documents of a Partnership may provide for periodic subscriptions and redemptions.  The investment objectives and policies of each Partnership and whether it will operate as a diversified or non-diversified closed-end vehicle may vary from Partnership to Partnership, and will be set forth in the offering documents relating to the specific Partnership.
Partnerships may be expected to seek capital appreciation through speculative and high-risk investments.  Potential investments for the Partnerships include a wide variety of U.S. and non-U.S. assets, including but not limited to public and private debt and equity securities, real estate, equity, credit, and other financial assets.
A Partnership will co-invest in each investment made by the relevant Fund for which that Partnership was formed in accordance with its Partnership Agreement.  The Partnerships may invest either directly or indirectly through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act) and investments in registered investment companies.11  Investments may be made side by side with Adviser entities and through investment pools (including “Aggregation Vehicles”) sponsored or managed by an Adviser entity or an unaffiliated entity.12 The Partnerships will dispose of any co-investments made with the Funds at the same time and on the same terms as the Funds.
It is possible that an investment program may be structured in which a Partnership will co-invest in a portfolio company with the Advisers or an investment fund or separate account organized primarily for the benefit of investors who are not affiliated with the Advisers over which an Adviser entity or an Unaffiliated Subadviser exercises investment discretion (“Third Party Funds”).  Side-by-side investments held by a Third Party Fund, or by an Adviser entity in a transaction in which the Advisers’ investment was made pursuant to a contractual obligation to a Third Party Fund, will not be subject to the restrictions contained in Condition 3 below.  The General Partner will not delegate management and investment discretion for the Partnership to an Unaffiliated Subadviser or a sponsor of a Third Party Fund.  All other side-by-side investments held by Adviser entities will be subject to the restrictions contained in Condition 3.
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11 The Applicants are not requesting any exemption from any provision of the 1940 Act or any Rule thereunder that may govern the eligibility of a Partnership to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.
12  An “Aggregation Vehicle” is an investment pool sponsored or managed by an Adviser entity that is formed solely for the purpose of permitting a Partnership and other Adviser entities or Third Party Funds to collectively invest in other entities.  It may often be more efficient for a Partnership and other Adviser entities and Third Party Funds to invest in an entity together through an Aggregation Vehicle rather than having each investor separately acquire a direct interest in such entity.  An Aggregation Vehicle will not be used to issue interests that discriminate against a Partnership or provide preferential treatment to an Adviser entity or other Adviser-related investors with respect to a portfolio company investment.  Because no investment decisions are made at the Aggregation Vehicle level, the fact that a person who participates in the Partnership’s decision to acquire an interest in an Aggregation Vehicle also serves as an officer, director, general partner or investment adviser of the Aggregation Vehicle would not create a conflict of interest on the part of such person.

In compliance with Section 12(d)(1)(A)(i) of the 1940 Act, a Partnership will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the Partnership would own in the aggregate more than 3% of the outstanding voting stock of such investment company.  In addition, a Partnership may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.
All of a Partnership’s investments will be made available to it by the Advisers.  The amount of any particular investment made available to a Partnership will depend upon particular circumstances relating to the investment.
To the extent authorized by applicable governing documents, the Adviser entities (including the General Partner) may receive fees or other compensation and expense reimbursement in various forms for services rendered to companies or other entities in which the Partnerships invest.  Such fees or other compensation may include, without limitation, transaction fees, closing fees, monitoring fees, advisory fees, organization or service fees, financing fees, management fees, directors’ fees, performance-based fees, and fees for clearing services and compensation in the form of carried interests entitling the Adviser entity to share disproportionately in income or capital gains or similar compensation.  Employees of the Advisers may serve as officers or directors of such entities pursuant to rights held by a Partnership or the Advisers or other funds managed by the Advisers to designate such officers or directors, and may receive officers’ and directors’ fees and expense reimbursement in connection with such services.  The Advisers reserve the right not to charge or to waive all or a part of any such fees or other compensation that a Partnership otherwise might incur or bear indirectly or to reduce any fees that it charges to a Partnership by all or a portion of such fees.  However, any such fees or other compensation or expense reimbursement received by an Adviser entity generally will not be shared with any Partnership.
Adviser entities may also engage in activities in the normal course of their investment management and related financial services businesses that may conflict with the interests of the Limited Partners.  For example, Adviser entities may have pre-existing relationships with companies in which a Partnership invests.  Adviser entities may represent potential buyers and sellers of, or may be involved in the restructuring of, a company in which the Partnership may have an investment interest, and the Partnership may thus be limited or precluded from investing in or selling securities issued by such a company. Adviser entities may come into possession of inside information concerning specific companies and a Partnership’s investment flexibility may be constrained as a consequence of the Advisers’ inability to use the information for investment purposes.  The management and employees of the Adviser entities may devote a substantial portion of their time to positions on the boards of directors of certain companies whose interests may conflict with the interests of a Partnership. Additionally, the investments in which the Partnerships participate in will be selected by the Funds, which will be seeking to fulfill their own investment objectives and not necessarily those of any Partnership or any Limited Partners of a Partnership.  These potential conflicts of interest, to the extent relevant to an investment in a Partnership, will be disclosed to the Limited Partners.
F. Distributions

The profits and losses of a Partnership will be determined in compliance with applicable tax rules and regulations and in accordance with the Partnership Agreement.  Amounts apportioned to the General Partner (if any) will be distributed to the General Partner.  Unless otherwise specifically provided in the Partnership Agreement, the capital accounts of the Limited Partners will not be reduced below zero.  Distributions of Partnership profits will be made at the time and in the amounts determined by the General Partner in accordance with the terms of the Partnership Agreement.  The General Partner will have discretion in distributing cash and proceeds from the Partnership’s investments to the Limited Partners.
G. Reports and Accounting
A Partnership will send its Limited Partners an annual financial statement within 120 days after the end of each fiscal year of the Partnership, or as soon as practicable after the end of the Partnership’s fiscal year.  The annual financial statement will be audited13 by independent certified public accountants.  In addition, as soon as practicable after the end of each fiscal year of a Partnership, a report will be sent to each Limited Partner setting forth the information with respect to such Limited Partner’s share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of the Partnership during that year.
H. Partnership Term and Dissolution
The term of a Partnership will be set forth in its Partnership Agreement.  Each Partnership may be dissolved prior to the expiration of its term upon the occurrence of certain specified events, also set forth in its Partnership Agreement.  Upon dissolution of a Partnership, the Partnership’s assets will be distributed in accordance with its Partnership Agreement.
III.           Request for Relief and Legal Analysis

The Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations.  With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this Application.
The Applicants state that any Partnerships offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.
A. Status as Employees’ Securities Companies
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13 “Audit” will have the meaning defined in Rule 1-02(d) of Regulation S-X.

Each Partnership and Series will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the 1940 Act.  Under Section 6(b) of the 1940 Act, the Commission is required, upon application, to exempt an employees’ securities company if and to the extent that the exemption is consistent with the protection of investors.  Section 6(b) requires the Commission to give due weight to, among other things:  (i) the form of organization and the capital structure of the company; (ii) the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; (iii) the prices at which securities issued by the company will be sold and any applicable sales load; (iv) the disposition of the proceeds of the securities issued by the company; (v) the character of securities in which those proceeds will be invested; and (vi) the existence of any relationship between the company and the issuers of securities held by the company.  The Applicants submit that the Commission should grant the requested relief on the basis of these factors as applied to the Partnerships.
Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.  Under Section 6(e) of the 1940 Act, the Commission, in connection with any Order exempting an investment company from any provision of Section 7 of the 1940 Act, may require that certain provisions apply to such company, and to other persons in their transactions and relations with such company, as though the company were registered under the 1940 Act, if the Commission deems such requirements necessary or appropriate in the public interest or for the protection of investors.
B. Community of Interests
The Applicants assert that the protections afforded by the 1940 Act are generally unnecessary for a Partnership in view of the community of economic and other interests among the Limited Partners and the Advisers.  The community of interest is based on (i) the concern of the Advisers with the morale of their employees and the ability of the Advisers to attract and retain highly qualified personnel; (ii) the absence of any public group of investors in the Partnerships; and (iii) the co-investment by the Partnerships in the same investments made by the Funds, which are also managed by the Advisers. In the last example, a Partnership’s co-investment with the Funds, which are also managed by the Advisers, provides the Advisers with an incentive to act in the best interests of the Funds and indirectly the Partnerships.
The Applicants also note that a Partnership’s investment program will be conceived and organized by persons who may be directly or indirectly investing, or eligible to invest, in such Partnership.  Further, the Partnerships will not be promoted to Eligible Employees by persons outside of the Advisers seeking to profit from fees for investment advice or from the distribution of securities.
The Advisers represent, as to each Partnership, that:

1. The Advisers will control the Partnership within the meaning of Section 2(a)(9) of the 1940 Act.  A General Partner and any other person acting for or on behalf of a Partnership shall act in the best interest of the Partnership and its security holders.
2. Whenever the Advisers, the General Partner or any other person acting for or on behalf of the Partnership is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Partnership and its security holders.  Any person that acts for or on behalf of a Partnership, including any General Partner of a Partnership and any member of an investment committee of a Partnership, will be (as applicable) an ‘employee, officer, director, member of an advisory board, investment adviser, or depositor’ of the Partnerships or an Adviser entity within the meaning of Sections 9 and 36 of the 1940 Act and will be subject to those sections.
3. The organizational documents for, and any other contractual arrangement regarding, the Partnership, will not contain any provision which protects or purports to protect the Advisers, the General Partner or their delegates (if any) against any liability to the Partnership or its security holders to which such person would otherwise be subject by reason of willful misconduct, bad faith or gross negligence in the performance of such person’s duties.
C. Burdens of Compliance
The Applicants maintain that requiring the Partnerships to comply with the various provisions of the 1940 Act would present the Partnerships with unnecessary burdens.  As noted above, the operation of the Partnerships is not likely to result in the abuses that the 1940 Act was designed to remedy.  In addition, the Applicants note that substantial protection is available to investors (i) with respect to matters such as valuations and access of Limited Partners to reports and (ii) by the Partnership Agreement of each Partnership restricting the General Partner’s authority to make certain amendments to the Partnership Agreement without the requisite amount of consents from the Limited Partners.
D. Specific Relief
     1.               Section 17(a)
Section 17(a) generally prohibits any affiliated person of a registered investment company or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company.
The Applicants request an exemption from Section 17(a) of the Act to the extent necessary to permit an Adviser entity or a Third Party Fund (or any “affiliated person,” as defined in the 1940 Act, of any such entity or Third Party Fund), acting as principal, to purchase or sell securities or other property to or from any Partnership or any company controlled by such Partnership.  Any such transactions to which any Partnership is a party will be effected only after a determination by the General Partner of the Master Partnership that the requirements of Condition 1 below have been satisfied.  In addition, these transactions will be effected only to the extent not prohibited by the applicable Partnership Agreement.

The requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of an Unaffiliated Subadviser or between a Partnership and any person who is not an employee, officer or director of the Advisers or is an entity outside of the Advisers and is an affiliated person of the Partnership as defined in Section 2(a)(3)(E) of the 1940 Act (an “Advisory Person”) or any affiliated person of such a person.
The Applicants submit that the exemption it seeks from Section 17(a) of the 1940 Act will be consistent with the purposes of the Partnerships and the protection of investors.  Limited Partners will be informed in a Partnership’s offering materials of the possible extent of the Partnership’s dealings with the Advisers and the Funds and of the potential conflicts of interest that may exist.  As professionals engaged in financial services businesses, the Limited Partners will be able to evaluate the risks associated with those dealings.  The Applicants assert that, moreover, the community of interest among the Limited Partners and the Advisers and the Funds will serve to reduce the risk of abuse in transactions involving a Partnership and the Advisers or an Adviser entity and the Funds.
The considerations described above will protect each Partnership and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent.  Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(a).  In addition, the Applicants, on behalf of the Partnerships, represent that any transactions otherwise subject to Section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.
2.               Section 17(d) and Rule 17d-1
Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission.  The Applicants request relief to permit affiliated persons of the Partnerships (such as the Funds), or affiliated persons of any such persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Partnership or companies controlled by the Partnerships participate.
The requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person, or an affiliated person of either such person, has an interest, except in connection with a Third Party Fund sponsored by an Unaffiliated Subadviser.
The Applicants submit that investments will be made by a Partnership because of its affiliation with the Advisers and the Funds.  The Applicants also submit that the types of investment opportunities in which the Partnerships will co-invest with the Funds require each investor to make funds available in an amount that may be substantially greater than what a Partnership (including its Eligible Employees and Qualified Participants) may be able to make available on its own.  The Applicants contend that, as a result, the only way in which a Partnership (and thus its Eligible Employees and Qualified Participants) may be able to participate in these opportunities is to co-invest with the Funds, which would be affiliated persons, as defined in Section 2(a)(3) of the 1940 Act.  The Applicants note that each Partnership will be primarily organized for the benefit of Eligible Employees as an incentive for them to remain with the Advisers and for the generation and maintenance of goodwill.  The Applicants believe that, if co-investments with the Funds are prohibited, the appeal of the Partnerships would be significantly diminished.  The Applicants assert that Eligible Employees wish to participate in such co-investment opportunities because they believe that (i) the resources of the Advisers enable it to analyze investment opportunities to an extent that Eligible Employees would not be able to duplicate, (ii) investments recommended by the Advisers will not be generally available to investors even of the financial status of the Eligible Employees, and (iii) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.
The Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.  The Applicants state that the concern that permitting co-investments by the Funds and a Partnership might lead to less advantageous treatment of the Partnership should be mitigated by the fact that the Advisers will be acutely concerned with their relationship with the investors in the Partnerships and the fact that senior officers and directors of Adviser entities will be investing in the Partnership.  In addition, the Applicants assert that compliance with Section 17(d) would cause the Partnership to forgo investment opportunities simply because the Funds, a Limited Partner, the General Partner or any other affiliated person of the Partnership (or any affiliated person of such affiliated person) made a similar investment.
Co-investments with Third Party Funds, or by an Adviser entity pursuant to a contractual obligation to a Third Party Fund, will not be subject to Condition 3 below.  The Applicants note that it is common for a Third Party Fund to require that the Advisers invest their own capital in Third Party Fund investments and that the Advisers’ investments be subject to substantially the same terms as those applicable to the Third Party Fund.  The Applicants believe it is important that the interests of the Third Party Fund take priority over the interests of the Partnerships and that the Third Party Fund not be burdened or otherwise affected by activities of the Partnerships.  In addition, the Applicants assert that the relationship of a Partnership to a Third Party Fund is fundamentally different from a Partnership’s relationship to the Advisers.  The Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Partnerships from any overreaching by the Advisers in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-à-vis a Third Party Fund.
In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Partnership.  Given the criteria for Eligible Employees and the conditions with which the Partnerships have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.
The considerations described above will protect each Partnership and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent.  Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1.  In addition, the Applicants represent that any transactions otherwise subject to Section 17(d) of the 1940 Act and

Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.
3.               Section 17(e) and Rule 17e-1
Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company.  The Applicants request an exemption from Section 17(e) to permit an Adviser entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that the fees or other compensation are deemed “usual and customary.”  The Applicants state that for the purposes of the Application, fees or other compensation that are charged or received by an Adviser entity will be deemed “usual and customary” only if (i) the Partnership is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (ii) the fees or other compensation being charged to the Partnership (directly or indirectly) are also being charged to the unaffiliated third parties, including Third Party Funds, and (iii) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties, including Third Party Funds.  The Applicants assert that, because the Advisers do not wish to appear to be favoring the Partnerships, compliance with Section 17(e) would prevent a Partnership from participating in transactions where the Partnership is being charged lower fees than unaffiliated third parties also participating in the transaction.  The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that the fees or other compensation paid by a Partnership to an Adviser entity are those negotiated at arm’s length with unaffiliated third parties.
Rule 17e-l(b) requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees or other remuneration.  Rule 17e-1(c) requires the board of directors of an investment company relying on the rule to satisfy the fund governance standards set forth in Rule 0-1(a)(7) (the “Fund Governance Standards”).  The Applicants request an exemption from Rule 17e-l to the extent necessary to permit each Partnership to comply with the rule without having a majority of the directors14 of the General Partner who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule.  The Applicants state that because all the directors or other governing body of a General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-1.  The Applicants state that each Partnership will comply with Rule 17e-l by having a majority of the directors (or members of a comparable body) of the Partnership or its General Partner take such actions and make such approvals as set forth in the rule.  The Applicants state that each Partnership will otherwise comply with Rule 17e-1.
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14  All references to directors or boards of directors of the General Partner made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “managers” or “boards of managers” of a Delaware limited liability company).

4.               Section 17(f)
Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules.  Rule 17f-1 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange.  The Applicants request relief from Section 17(f) of the 1940 Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the 1940 Act to the extent necessary to permit an Adviser to act as custodian for a Partnership without a written contract.  Since there is a close association between a Partnership and the Advisers, requiring a detailed written contract would expose the Partnership to unnecessary burden and expense.  The Applicants also request relief from the requirement in paragraph (b)(4) of the rule that an independent accountant periodically verify the Partnership’s assets held by the custodian.  The Applicants believe that, because of the community of interest between the Advisers and the Partnerships and the existing requirement for an independent audit, compliance with this requirement would be unnecessary.  Except as set forth above, a Partnership relying on Rule 17f-1 will otherwise comply with the provisions of the rule.
Section 17(f) of the 1940 Act designates the entities that may act as investment company custodians, and Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments.  The Applicants request relief from Section 17(f) of the 1940 Act and Rule 17f-2 under the 1940 Act to permit the following exceptions from the requirements of Rule 17f-2:  (i) a Partnership’s investments may be kept in the locked files of the Advisers or the General Partner or the Investment Adviser; (ii) for purposes of paragraph (d) of the rule, (a) employees of the General Partner (or the Advisers) will be deemed to be employees of the Partnerships, (b) officers or managers of the General Partner of a Partnership (or the Advisers) will be deemed to be officers of the Partnership, and (c) the General Partner of a Partnership or its board of directors will be deemed to be the board of directors of the Partnership; and (iii) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination.  With respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated.  The Applicants assert that, for such a Partnership, these instruments are most suitably kept in the files of the Advisers, the General Partner or the Adviser entity that serves as investment adviser to the Partnership, where they can be referred to as necessary.  The Applicants will comply with all other provisions of Rule 17f-2.
5.               Section 17(g) and Rule 17g-1
Section 17(g) of the 1940 Act and Rule 17g-1 under the 1940 Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company take certain actions and give certain approvals relating to fidelity bonding.  Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act and the rules thereunder.

The Applicants request relief to the extent necessary to permit the General Partner’s board of directors or other governing body, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. The Applicants also request an exemption from the requirements of:  (i) paragraph (g) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (iii) paragraph (j)(3) of the rule relating to compliance with the Fund Governance Standards.  The Partnerships will comply with all other requirements of Rule 17g-1.
The Applicants state that, because all directors or other governing body of the General Partner will be affiliated persons, a Partnership could not comply with Rule 17g-1 without the requested relief.  In light of the purpose of the Partnerships, and the community of interest among the Partnerships and between the Partnerships and the General Partner, the Applicants believe that little purpose would be served by this requirement even if it were feasible.  Specifically, each Partnership will comply with Rule 17g-1 by having a majority of the applicable General Partner’s directors (or members of a comparable body) take actions and make determinations as set forth in the rule.
The Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Partnerships.  The applicable General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such materials will be subject to examination by the Commission and its staff.  The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule.  The Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission.  While filing information related to fidelity bonds may serve to protect public investors, as employees’ securities companies, the Partnerships will not have public investors.  Exempting the Partnerships from these provisions does not diminish investor protections, as Limited Partners will receive the protections offered by the Partnerships’ compliance with other provisions of Rule 17g-1.  Moreover, the Partnerships will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.
In addition, the Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Partnerships do not and will not have boards of directors.  The General Partner of a Partnership will be the functional equivalent of the board of directors of an investment company.  As stated above, the applicable General Partner appoints the person responsible for maintaining the information that would otherwise be filed with the Commission under paragraph (g) of the rule and has access to all such information.  The information that would otherwise be filed with the Commission under paragraph (g) of the rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the rule.  It therefore would be unnecessary to give notices to the General Partner regarding this information.
For the same reasons, the Applicants believe that the requirements relating to disinterested directors and their counsel in paragraphs (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Partnerships.  As discussed above, the Partnerships will have no boards of directors, and therefore it is not feasible to require the approval of joint fidelity bonds by disinterested directors of the Partnerships.  Moreover, in light of the purpose of the Partnerships and the community of interest among the Partnerships and between the Partnerships and the applicable General Partner, the Applicants believe that little purpose would be served by this requirement even if it were feasible.  The Applicants also state that each Partnership will otherwise comply with Rule 17g-1.  The fidelity bond of each Partnership will cover the Advisers’ employees who have access to the securities and funds of the Partnership.
6.               Section 17(j) and Rule17j-1
Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company.  Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions.  The Applicants request relief from Section 17(j) and the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Partnerships.  Requiring each Partnership to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the participants in the Partnership by virtue of their common association with the Advisers (either as employees or Consultants of the Advisers) and the substantial and largely overlapping protections afforded by the conditions with which such Partnership has agreed to comply.  The Applicants believe that the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Partnership.  The relief requested will only extend to Adviser entities and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.
7.               Sections 30(a), (b), (e) and (h)
The Applicants request an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the 1940 Act, and the rules promulgated thereunder, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Partnerships and would entail administrative and legal costs that outweigh any benefit to the Limited Partners.  The Applicants request relief to the extent necessary to permit each Partnership to report annually to its Limited Partners as described herein.  The Applicants also request an exemption from Section 30(h) of the 1940 Act to the extent necessary to exempt the General Partner of each Partnership, members of the General Partner, any board of managers or directors or committee of the Advisers’ employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of a Partnership, or any other persons otherwise subject to Section 30(h), from filing Forms 3, 4 and 5 under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) with respect to their ownership of Interests in the Partnership.  The Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.
8.               Rule 38a-1
Rule 38a-1 requires that every registered investment company adopt and implement written compliance policies and procedures and review those policies and procedures annually.  Rule 38a-1 also requires the designation of a chief compliance officer, and requires the chief compliance officer to report directly to the fund’s board.
Each Partnership will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors or other governing body of the General Partner will fulfill the responsibilities assigned to the Partnership’s board of directors under the rule, and (ii) since the board of directors or other governing body of the General Partner does not have any disinterested members, (a) approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (b) the Partnerships will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted.
Each Partnership has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, has appointed a chief compliance officer and is otherwise in compliance with the terms and conditions of this Application.
IV.           Applicants’ Conditions

The Applicants agree that any order granting the requested relief will be subject to the following conditions:
1. Each proposed transaction involving a Partnership otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to which a Partnership is a party (the “Section 17 Transactions”) will be effected only if the applicable General Partner determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners of the Partnership and do not involve overreaching of the Partnership or its Limited Partners on the part of any person concerned, and (ii) the Section 17 Transaction is consistent with the interests of the

Limited Partners, the Partnership’s organizational documents and the Partnership’s reports to its Limited Partners.15
In addition, the applicable General Partner of a Partnership will record and preserve a description of all Section 17 Transactions, the General Partner’s findings, the information or materials upon which the findings are based and the basis for the findings.  All such records will be maintained for the life of the Partnership and at least six years thereafter and will be subject to examination by the Commission and its staff.16
2. The General Partner of each Partnership will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Partnership or any affiliated person of such person, promoter or principal underwriter.
3. The General Partner of each Partnership will not invest the funds of the Partnership in any investment in which an “Affiliated Co-Investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Partnership and an Affiliated Co-Investor are participants (each such investment, a “Rule 17d-1 Investment”), unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (i) gives the General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (ii) refrains from disposing of its investment unless the Partnership has the opportunity to dispose of the Partnership’s investment prior to or concurrently with, on the same terms as and pro rata with, the Affiliated Co-Investor.17  The term “Affiliated Co-Investor” with respect to any Partnership means any person who is (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Partnership (other than a Third Party Fund), (ii) the Advisers, (iii) an officer or director of the Advisers, (iv) an Eligible Employee, or (v) an entity (other than a Third Party Fund) in which an Adviser entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.  The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any
_______________________________________________
15 If a Partnership invests through an Aggregation Vehicle and such investment is a Section 17 Transaction, this condition will apply with respect to both the investment in the Aggregation Vehicle and any investment by the Aggregation Vehicle of Partnership funds.
16 Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.
17 If a Partnership invests in a Rule 17d-1 Investment through an Aggregation Vehicle, the requirements of clauses (i) and (ii) of this sentence shall apply to both the Affiliated Co-Investor’s disposition of such Rule 17d-1 Investment and, if the Affiliated Co-Investor also holds a Rule 17d-1 Investment through such Aggregation Vehicle, its disposition of all or part of its investment in the Aggregation Vehicle.

such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under Section 6 of the 1934 Act, (b) NMS stocks pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in Section 2(a)(16) of the 1940 Act or other securities that meet the definition of “Eligible Security” in Rule 2a-7 under the 1940 Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.
4. Each Partnership and its General Partner will maintain and preserve, for the life of each Series of the Partnership and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in the Partnership, and each annual report of the Partnership required to be sent to the Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff.18
5. Within 120 days after the end of each fiscal year of each Partnership, or as soon as practicable thereafter, the General Partner of each Partnership will send to each Limited Partner having an Interest in the Partnership at any time during the fiscal year then ended Partnership financial statements audited by the Partnership’s independent accountants.  At the end of each fiscal year, the General Partner will make or cause to be made a valuation of all of the assets of the Partnership as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership.  In addition, within 120 days after the end of each fiscal year of each Partnership (or as soon as practicable thereafter) the General Partner will send a report to each person who was a Limited Partner at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Limited Partner of that partner’s federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.
6. If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of an Adviser entity (i) serving as an officer, director, general partner, manager or investment adviser of the entity (other than an entity that is an Aggregation Vehicle), or (ii) having a 5% or more investment in the entity, such individual will not participate in the Partnership’s determination of whether or not to effect the purchase or sale.
V.            Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is as indicated on the cover page of this Application.  The Applicants further state that all written communications concerning this Application should be directed to the address set forth on the
_______________________________________________
18 Each Partnership will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

cover page.  The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the 1940 Act, the Applicants state that under the provisions of the Applicants’ governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable.  The Applicants represent that the undersigned individual is authorized to file this Application in its name and on its behalf.
For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting the Applicants the relief sought by this Application.

The Applicants named below have each caused this Amendment No. 1 to the Application to be duly signed on its behalf on April 13, 2017. The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A of this Amendment No. 1 to the Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B of this Amendment No. 1 to the Application.

LSREF V INVESTMENTS, L.P.
By:	HudCo GenPar RE V, LLC
its general partner

	By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: President

HUDCO REAL ESTATE V, L.P.
By:	HudCo GenPar RE V, LLC
its general partner

	By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: President

HUDCO REAL ESTATE V (BERMUDA), L.P.
By:	HudCo GenPar RE V, LLC
its general partner

	By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: President

HUDCO REAL ESTATE V (EUROPE I), L.P.
By:	HudCo GenPar RE V (Europe I), LLC
its general partner

	By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: Vice President

HUDCO REAL ESTATE V (EUROPE II), L.P.
By:	HH GenPar RE V (Europe II), LLC
its general partner

	By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: Vice President

HUDCO GENPAR RE V, LLC

By:		/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: President

HUDCO GENPAR RE V (EUROPE I), LLC

By:		/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: Vice President

HH GENPAR RE V (EUROPE II), LLC

By:		/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: Vice President

HUDSON ADVISORS L.P.
By:		/s/ Marc L. Lipshy
Name: Marc L. Lipshy
Title: Managing Director

LONE STAR GLOBAL ACQUISITIONS, LTD.

By:	/s/ Sandra Collins
Name: Sandra Collins
Title: Vice President

Exhibit A-1

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of HudCo GenPar RE V, LLC, the general partner of LSREF V Investments, L.P., does hereby certify that this Amendment No. 1 to the Application is signed by Steven R. Shearer, President of HudCo GenPar RE V, LLC, the general partner of LSREF V Investments, L.P., pursuant to the general authority vested in him as such under his appointment as President of HudCo GenPar RE V, LLC, the general partner of LSREF V Investments, L.P.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
LSREF V INVESTMENTS, L.P. By: HudCo GenPar RE V, LLC, Its general partner

By:	/s/ Faith McManus
Name: Faith McManus
Title: Secretary

1

Exhibit A-2

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of HudCo GenPar RE V, LLC, the general partner of HudCo Real Estate V, L.P., does hereby certify that this Amendment No. 1 to the Application is signed by Steven R. Shearer, President of HudCo GenPar RE V, LLC, the general partner of HudCo Real Estate V, L.P., pursuant to the general authority vested in him as such under his appointment as President of HudCo GenPar RE V, LLC, the general partner of HudCo Real Estate V, L.P.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
HUDCO REAL ESTATE V, L.P. By: HudCo GenPar RE V, LLC, Its general partner

By:	/s/ Faith McManus
Name: Faith McManus
Title: Secretary

2

Exhibit A-3

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of HudCo GenPar RE V, LLC, the general partner of HudCo Real Estate V (Bermuda), L.P., does hereby certify that this Amendment No. 1 to the Application is signed by Steven R. Shearer, President of HudCo GenPar RE V, LLC, the general partner of HudCo Real Estate V (Bermuda), L.P., pursuant to the general authority vested in him as such under his appointment as President of HudCo GenPar RE V, LLC, the general partner of HudCo Real Estate V (Bermuda), L.P.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
HUDCO REAL ESTATE V (BERMUDA), L.P. By: HudCo GenPar RE V, LLC, Its general partner

By:	/s/ Faith McManus
Name: Faith McManus
Title: Secretary

3

Exhibit A-4

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of HudCo GenPar RE V (Europe I), LLC, the general partner of HudCo Real Estate V (Europe I), L.P. does hereby certify that this Amendment No. 1 to the Application is signed by Steven R. Shearer, Vice President of HudCo GenPar RE V (Europe I), LLC, the general partner of HudCo Real Estate V (Europe I), L.P., pursuant to the general authority vested in him as such under his appointment as Vice President of HudCo GenPar RE V (Europe I), LLC, the general partner of  HudCo Real Estate V (Europe I), L.P.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
HUDCO REAL ESTATE V (EUROPE I), L.P. By: HudCo GenPar RE V (Europe I), LLC, Its general partner

By:	/s/ Faith McManus
Name: Faith McManus
Title: Secretary

4

Exhibit A-5

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of HH GenPar RE V (Europe II), LLC, the general partner of HudCo Real Estate V (Europe II), L.P. does hereby certify that this Amendment No. 1 to the Application is signed by Steven R. Shearer, Vice President of HH GenPar RE V (Europe II), LLC, the general partner of HudCo Real Estate V (Europe II), L.P., pursuant to the general authority vested in him as such under his appointment as Vice President of HH GenPar RE V (Europe II), LLC, the general partner of HudCo Real Estate V (Europe II), L.P.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
HUDCO REAL ESTATE V (EUROPE II), L.P. By: HH GenPar RE V (Europe II), LLC, Its general partner

By:	/s/ Faith McManus
Name: Faith McManus
Title: Secretary
5

Exhibit A-6

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of HudCo GenPar RE V, LLC, does hereby certify that this Amendment No. 1 to the Application is signed by Steven R. Shearer, President of HudCo GenPar RE V, LLC, pursuant to the general authority vested in him as such under his appointment as President of HudCo GenPar RE V, LLC.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
HUDCO GENPAR RE V, LLC

By:	/s/ Faith McManus
Name: Faith McManus
Title: Secretary

6

Exhibit A-7

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of HudCo GenPar RE V (Europe I), LLC, does hereby certify that this Amendment No. 1 to the Application is signed by Steven R. Shearer, Vice President of HudCo GenPar RE V (Europe I), LLC, pursuant to the general authority vested in him as such under his appointment as Vice President of HudCo GenPar RE V (Europe I), LLC.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
HUDCO GENPAR RE V (EUROPE I), LLC

By:	/s/ Faith McManus
Name: Faith McManus
Title: Secretary

7

Exhibit A-8

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of HH GenPar RE V (Europe II), LLC, does hereby certify that this Amendment No. 1 to the Application is signed by Steven R. Shearer, Vice President of HH GenPar RE V (Europe II), LLC, pursuant to the general authority vested in him as such under his appointment as Vice President of HH GenPar RE V (Europe II), LLC.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
HH GENPAR RE V (EUROPE II), LLC

By:	/s/ Faith McManus
Name: Faith McManus
Title: Secretary

8

Exhibit A-9

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of Hudson Advisors L.P., does hereby certify that this Amendment No. 1 to the Application is signed by Marc L. Lipshy, Managing Director of Hudson Advisors L.P., pursuant to the general authority vested in him as such under his appointment as Managing Director of Hudson Advisors L.P.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
HUDSON ADVISORS L.P.

By:	/s/ Summer Trejo
Name: Summer Trejo
Title: Assistant Secretary
9

Exhibit A-10

Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of Lone Star Global Acquisitions, Ltd., does hereby certify that this Amendment No. 1 to the Application is signed by Sandra Collins, Vice President of Lone Star Global Acquisitions, Ltd., pursuant to the general authority vested in her as such under her appointment as Vice President of Lone Star Global Acquisitions, Ltd.
IN WITNESS WHEREOF, I have set my hand this 13th of April, 2017.
LONE STAR GLOBAL ACQUISITIONS, LTD.

By:	/s/ Rhonda S. Daniels
Name: Rhonda S. Daniels
Title: Assistant Secretary

10

Exhibit B-1

Verification
The undersigned states that he has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of LSREF V Investments, L.P., that he is the President of HudCo GenPar RE V, LLC, the general partner of LSREF V Investments, L.P., and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
LSREF V INVESTMENTS, L.P.
By: HudCo GenPar RE V, LLC, Its general partner

By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: President

1

Exhibit B-2

Verification
The undersigned states that he has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of HudCo Real Estate V, L.P., that he is the President of HudCo GenPar RE V, LLC, the general partner of HudCo Real Estate V, L.P., and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
HUDCO REAL ESTATE V, L.P. By: HudCo GenPar RE V, LLC, Its general partner

By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: President

2

Exhibit B-3

Verification
The undersigned states that he has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of HudCo Real Estate V (Bermuda), L.P., that he is the President of HudCo GenPar RE V, LLC, the general partner of HudCo Real Estate V (Bermuda), L.P., and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
HUDCO REAL ESTATE V (BERMUDA), L.P. By: HudCo GenPar RE V, LLC, Its general partner

By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: President

3

Exhibit B-4

Verification
The undersigned states that he has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of HudCo Real Estate V (Europe I), L.P., that he is the Vice President of HudCo GenPar RE V (Europe I), LLC, the general partner of HudCo Real Estate V (Europe I), L.P., and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
HUDCO REAL ESTATE V (EUROPE I), L.P. By: HudCo GenPar RE V (Europe I), LLC, Its general partner

By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: Vice President

4

Exhibit B-5

Verification
The undersigned states that he has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of HudCo Real Estate V (Europe II), L.P., that he is the Vice President of HH GenPar RE V (Europe II), LLC, the general partner of HudCo Real Estate V (Europe II), L.P., and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
HUDCO REAL ESTATE V (EUROPE II), L.P.

By: HH GenPar RE V (Europe II), LLC, Its general partner

By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: Vice President

5

Exhibit B-6

Verification
The undersigned states that he has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of HudCo GenPar RE V, LLC, that he is the President of HudCo GenPar RE V, LLC, and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
HUDCO GENPAR RE V, LLC

By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: President

6

Exhibit B-7

Verification
The undersigned states that he has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of HudCo GenPar RE V (Europe I), LLC, that he is the Vice President of HudCo GenPar RE V (Europe I), LLC, and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
HUDCO GENPAR RE V (EUROPE I), LLC

By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: Vice President

7

Exhibit B-8

Verification
The undersigned states that he has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of HH GenPar RE V (Europe II), LLC, that he is the Vice President of HH GenPar RE V (Europe II), LLC, and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
HH GENPAR RE V (EUROPE II), LLC

By:	/s/ Steven R. Shearer
Name: Steven R. Shearer
Title: Vice President
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Exhibit B-9

Verification
The undersigned states that he has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of Hudson Advisors L.P., that he is the Managing Director of Hudson Advisors L.P., and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
HUDSON ADVISORS L.P.

By:	/s/ Marc L. Lipshy
Name: Marc L. Lipshy
Title: Managing Director

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Exhibit B-10

Verification
The undersigned states that she has duly executed the foregoing Amendment No. 1 to the Application, dated April 13, 2017, for and on behalf of Lone Star Global Acquisitions, Ltd., that she is the Vice President of Lone Star Global Acquisitions, Ltd., and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.
Wq	LONE STAR GLOBAL ACQUISITIONS, LTD.

	By:	/s/ Sandra Collins
Name: Sandra Collins
Title: Vice President

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